Advanced Micro Devices, Inc.

One AMD Place

Sunnyvale, California 94088

May 2, 2013

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

                 Jay Mumford

Re:	Advanced Micro Devices, Inc.

Registration Statement on Form S-4 (File Number 333-187768)

Dear Sirs:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Advanced Micro Devices, Inc. hereby requests that the Securities and Exchange Commission (the “Commission”) take the appropriate action to make the above-captioned Registration Statement on Form S-4 effective at 2:00 p.m., Washington, D.C. time on Friday, May 3, 2013 or as soon thereafter as possible. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to our counsel, Latham & Watkins LLP, Attention: Robert W. Phillips, by facsimile to (650) 463-2600.

Advanced Micro Devices, Inc. acknowledges that with respect to the Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please call Robert W. Phillips of Latham & Watkins LLP at (650) 463-3051 or the undersigned at (408) 749-4420. Thank you in advance for your consideration.

Very truly yours, ADVANCED MICRO DEVICES, INC.

By:	/s/ Faina Roeder
Name: Faina Roeder Title: Assistant Secretary

cc:	Robert W. Phillips, Esq.